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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
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                               SCHEDULE 14D-9
                             (Amendment No. 1)

                   SOLICITATION/RECOMMENDATION STATEMENT

                        Pursuant to Section 14(d)(4)
                   of the Securities Exchange Act of 1934
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                            ATL ULTRASOUND, INC.

                         (Name of Subject Company)
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                            ATL ULTRASOUND, INC.

                    (Name of Person(s) Filing Statement)
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                  Common Stock, par value $0.01 per share
                (including the associated Rights to Purchase
             Series A Participating Cumulative Preferred Stock)
                       (Title of Class of Securities)

                                00207N 10 0
                   (CUSIP Number of Class of Securities)

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                           W. Brinton Yorks, Jr.
                     Vice President and General Counsel
                            ATL Ultrasound, Inc.
                       22100 Bothell Everett Highway
                       Bothell, Washington 98041-3003
                               (425) 487-7152

    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                              With a copy to:

                       Robert I. Townsend, III, Esq.
                          Cravath, Swaine & Moore
                              Worldwide Plaza
                             825 Eighth Avenue
                          New York, NY 10019-7475
                               (212) 474-1000
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                         INTRODUCTION

          The Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 4, 1998, by ATL Ultrasound, Inc., a Washington corporation (the "Company"), relates to an offer by Philips Acquisition, Inc., a Washington corporation ("Merger Sub") and a wholly owned subsidiary of Philips Electronics North American Corporation, a Delaware corporation ("Parent"), and an indirect wholly owned subsidiary of Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Royal Philips"), to purchase all of the shares of the common stock, par value $0.01 per share (including the associated rights to purchase Series A Participating Cumulative Preferred Stock), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 3(b)(2). Certain Executive Compensation and Other
Employee-Related Matters in Connection with the Merger.

          The response to Item 3(b)(2) is hereby amended by adding the following after the final paragraph of the description of Mr. Fill's employment agreement:

          On September 21, 1998, the Company and Mr. Fill entered into an amendment to the Fill Agreement, a copy of which is filed as Exhibit c(7) and incorporated by reference herein.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new Exhibit:


(c)(7)    Amendment No. 1 dated as of September 21, 1998, to
          Employment and Consulting Agreement dated as of July 29, 1998 by and between the Company and Dennis
          C. Fill.


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                          SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                              ATL ULTRASOUND, INC.



                              By  /s/ Pamela L. Dunlap
                                ----------------------------
                                Name:  Pamela L. Dunlap
                                Title: Senior Vice President
                                       and Chief Financial Officer


Dated as of September 24, 1998

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                        EXHIBIT INDEX


Exhibit            Description                              Page No.

(c)(7)    Amendment No. 1 dated as of September 21,
          1998, to Employment and Consulting
          Agreement dated as of July 29, 1998 by and
          between the Company and Dennis C. Fill...........